Public

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66407

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aria Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 Central Ave Ste M1
(No. and Street)

St. Petersburg	FL	33701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Zwack — 727) 561-0900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bogan Public Management Company, Bill Bogan, CPA, CGFO, CPFO (PCAOB #: 6408)
(Name – *if individual, state last, first, middle name*)

P.O. Box 13893	Tallahassee	FL	32317
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Public

OATH OR AFFIRMATION

I, John A. Zwack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aria Capital Advisors, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Managing Director

Title

Notary Public Kristy J Texeira 3/1/21

KRISTY J. TEXEIRA
MY COMMISSION # GG 066151
EXPIRES: January 25, 2025

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bogan Public Management Company
Bill Bogan, CPA, CGFO, CPFO
P.O. Box 13893
Tallahassee, FL 32317
(850) 933-4559

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Managing Members
of ARIA CAPITAL ADVISORS, LLC

Opinion on the Financial Statements

We have audited the financial statements of ARIA CAPITAL ADVISORS, LLC ("Company") which comprise the statement of financial condition as of December 31, 2020, and the related statements of operations, changes in members equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements". In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that that our audit provides a reasonable basis for our opinion.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

Public

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240. l 7a-S. In our opinion, the Computation of Net Capital is fairly stated in all material respects, in relation to the financial statements as a whole.

Sincerely,

Bill Bogan

Bill Bogan CPA, CGFO, CPFO
Bogan Public Management

We have served as ARIA CAPITAL ADVISORS, LLC's auditor since February 25, 2020.

February 22, 2021

ARIA CAPITAL ADVISORS, LLC
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS	For Year Ended December 31, 2020
CURRENT ASSETS	
Cash and cash equivalents	$ 19,923
Total current assets	19,923
Other assets	1,463
Furniture and equipment, less accumulated depreciation	8,596
TOTAL ASSETS	$ 29,982
LIABILITIES AND MEMBERS EQUITY	
MEMBERS EQUITY	
Undistributed earnings	29,982
Total Members Equity	29,982
TOTAL LIABILITIES AND MEMBERS EQUITY	$ 29,982

See notes to financial statements and auditors' report.

ARIA CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020

Note 1 **Organization and Summary of Significant Accounting Policies**

Organization and Business
ARIA CAPITAL ADVISORS, LLC ("Company") is a registered broker-dealer headquartered in Tampa, Florida. The Company's services include advisory for mergers and acquisitions, and private placements. The Company was organized as a limited liability company on July 22, 2003, with a perpetual period of duration. It received approval as a broker-dealer from the Securities and Exchange Commission ("SEC") effective August 25, 2004. The Company is a member of the Financial Industry Regulatory Authority.

Rule J5c3-3 Exemption
The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition
The Company recognizes revenue in accordance with FASB ASC Topic 606 as services are rendered and the contract is identified as performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2020. The Company recognizes revenues at the time fees are earned in accordance with the terms of the service agreements with its clients.

Cash, Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Furniture and Equipment
Furniture and equipment is stated at cost, less accumulated depreciation. Depreciation is provided by the straight-line method over the estimated useful lives of the depreciable assets, which ranges from three to seven years.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code (IRC) provides that any income or loss is passed through to the member for federal, state and certain local income taxes. Accordingly, the Company does not file separate income tax returns for federal, state or local purposes.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's open tax years (2015 through 2020) remain subject to income tax audits.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ARIA CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020

Note 2 ***Financial Instruments and Concentration of Risk***

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash and certificates of deposit with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation (FDIC) to a maximum of $250,000 per bank, per depositor. Total cash and cash equivalents for the Company exceeding the FDIC insured limit is $0 as of December 31, 2020.

Note 3 Equipment

December 31, 2020	
Office equipment and software	$ 62,038
Vehicles	49,805
Furniture and fixtures	32,030
Subtotal	143,873
Less accumulated depreciation	(135,277)
Equipment (Net of accumulated depreciation)	$ 8,596

Note 4 Commitments and Contingencies

The Company has no commitments and contingencies.

Note 5 Related Party Transactions

None

Note6 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)(Rule), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).

At December 31, 2020, the Company has net allowable capital of $19,923 which exceeded the required net capital by $14,923.

Note 7 Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

Note 8 Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

Bill Bogan, CPA, CGFO, CPFO
P.O. Box 13893
Tallahassee, FL 32317
(850) 933-4559

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members of
Aria Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Form Custody exemption report, in which (l) Aria Capital Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240. l 5c3-3(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule l 6c3-3 under the securities Exchange Act of 1934.

Bill Bogan

Bill Bogan, CPA, CGFO, CPFO
Tallahassee, FL 32317

February 22, 2021